Filed by Ingersoll-Rand plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ingersoll-Rand plc
Commission File No.: 001-34400

Excerpts from Ingersoll Rand 1Q19 Earnings Call
April 30, 2019 | 10:00 a.m. Eastern
CORPORATE PARTICIPANTS
Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
Zachary A. Nagle Ingersoll-Rand Plc - VP of IR
CONFERENCE CALL PARTICIPANTS
Andrew Burris Obin BofA Merrill Lynch, Research Division - MD
Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD
Deane Michael Dray RBC Capital Markets, LLC, Research Division - Analyst
Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner
John Fred Walsh Crédit Suisse AG, Research Division - Director
Joseph Alfred Ritchie Goldman Sachs Group Inc., Research Division - VP & Lead Multi-Industry Analyst
Joshua Charles Pokrzywinski Morgan Stanley, Research Division - Equity Analyst
Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst
Nigel Edward Coe Wolfe Research, LLC - MD & Senior Research Analyst
Stephen Edward Volkmann Jefferies LLC, Research Division - Equity Analyst
Timothy Ronald Wojs Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst
Nicole DeBlase Deutsche Bank - Equity Research
PRESENTATION
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Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO

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This morning we announced the transaction to separate our Industrial businesses by way of a spinoff to Ingersoll Rand shareholders. And then combining with Gardner Denver to begin a leading global industrial company and to maintain our climate control assets to create a premier pure play climate business. Our pure play climate business squarely focuses 100% of our portfolio at the nexus of sustainability and impact, where our products and services can have the most significant impact on the global challenges I outlined earlier. The press release and presentation outlining the transaction in detail is on the Ingersoll Rand website under the Investor Relations section. We also held joint a call with Gardner Denver management this morning at 8:00 a.m. and replay of the webcast will be available on our website. So I'm not going to spend any time discussing the transaction further on this earnings call. We will however, be taking Q&A related to both our Q1 earnings and this morning's announcement during our Q&A session following our prepared remarks.
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QUESTIONS AND ANSWERS
Operator
(Operator Instructions) Your first question comes from the line of Jeffrey Sprague with Vertical Research Partners.
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Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner
Mike, I was on the first half of the first call this morning and not the back half. I looked through some of the notes but I was wondering if you could just spend a minute or 2 to kind of talk about the range of the strategic comparatives for kind of new climate company and obviously, not mentioning things by name but where do you see the portfolio headed? What are some of the interesting opportunities maybe beyond the kind of excellent organic execution that you have?──────────────────────────────────────────────────────────
Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes, Jeff, first, to you and to all the folks on the call today. We’re occupying a lot of your time today so thanks for the coverage and for following us. The answer to your question really the strategic imperatives don't change for climate. The strategic focus around pinpoint the strategy and at the investments and really create the most agile structure that we can come up with from a customer perspective is critical and then we'll continue to invest like we have in innovation and in the channel. So nothing changes, sharper focus on running faster and being successful.
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Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner

And just a quick nuance on the separation costs. It appeared when GDI was mentioning the $450 million costs to achieve, they mentioned the $100 million separation costs for IR? A little confused by that. Are they somehow eating or absorbing the stranded costs associated with your side of the equation? Could you clarify that?──────────────────────────────────────────────────────────Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
Yes, Jeff, no. That's not what they were intending. So the $450 million is the cost to achieve the synergies and then they have an additional $100 million that is their advisers and their costs to actually separate Ingersoll Rand and include the Ingersoll Rand businesses and other stuff. So in other words, they'll have tax and all of those things as well and then it came out that way simply because they're taking the name. But that is their cost, onetime cost of the transaction and the $450 million is the cost of achieving the synergies.
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Operator
Your next question comes from the line of Nigel Coe with Wolfe Research.
──────────────────────────────────────────────────────────Nigel Edward Coe Wolfe Research, LLC - MD & Senior Research Analyst
Mike, I know you want to keep this kind of more in the cool term of the outlook but again I wasn't on the Q&A portion of the call as well but a bit curious maybe I just want to see if you look at the free cash conversion for the past 2 years, was there a significant difference between Climate and Industrial? And I guess, my question is how does standalone Trane free cash flow look on go forward basis?──────────────────────────────────────────────────────────Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
So the answer, Nigel, is there's not a significant difference between the Climate businesses and the Industrial businesses. So what we challenged the business with, and actually they deliver, is achieving 100% of operating income as their operating cash flow and then as I look through that and convert operating cash flow into free cash flow, again, they're both in sort of, that 1% to 2% range on CapEx. From a tax rate perspective, I would call tax for Climate to be slightly on the lower end of our range and Industrial slightly higher but what you end up with as I parse through all of that is that both of those businesses deliver about 100% of net income on free cash flow.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Nigel, I would say that once we get closer to the actual effect of the spin and ClimateCo. giving some guidance, clearly, that quarterly working capital will change a bit because of the seasonality of the business but other than that, Sue's exactly right on point with 100% or better conversion, which is the goal.

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Operator
Your next question comes from the line of Steve Tusa from JPMorgan.
──────────────────────────────────────────────────────────Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD
I wasn't also was not on the call this morning. I'm just curious as to the timing of this, I mean, I know that this is something that probably was evaluated several years ago when you split off Allegion. I don't know if somebody already asked this earlier in the morning but what was kind of the mindset around why now?──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Yes. I think that when you look at the company today, the dyssynergies that we see about $150 million in terms of integrating the company from manufacturing and sourcing to engineering to shared services. And so spinning off a company without something of scale to merge with and develop synergies is a pure headwind so when you find a situation like this, you got a $250 million synergy opportunity not including the growth side of this $250 million on the cost side of this thing, it's really fully offsetting any headwind we have on the dyssynergies also avoiding that public company duplicate startup costs around that and then allowing us to really streamline the go to market in the Climate space so it takes some timing, some valuations that work, the math has to work and it takes a willing and good partner. It takes confidence on both sides that the management team going forward can execute on the strategies so that our confidence and the go forward industrial company team as well as our confidence in the management team at ClimateCo being able to execute that. So all things point to the right valuations, right timing and the right partner to be able to effect a net positive versus a dyssynergy number in the math.
──────────────────────────────────────────────────────────Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD
What's your updated thoughts on the, I guess, the daily question around HVAC industry consolidation? I know that your view in the past has been that you can't kind of narrowly define it as just U.S. markets. Do you see kind of an open playing field here on that front? Or after further review, there aren't a lot of opportunities?──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
Well, nothing's changed in our view that we've been talking about for 2 or 3 years around this and in terms of the market and consolidation and what could happen between willing partners that want to do that but I will tell you that strategically, it's the same place we were and we don't need to do something, we could have if we made sense for shareholders, I think we've got great optionality either way it goes. But it does create a much sharper focus and ability for us to think about being just faster in everything that we do from a customer, and from an innovation perspective and to me, it's really exciting to think about what's possible going forward as a sharper focus to as a Climate company.
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Deane Michael Dray RBC Capital Markets, LLC, Research Division - Analyst
That's real helpful. And then is there -- are there any contingent liabilities or any incumbencies on Climate Remain Co and doing the RMT? I would imagine that if something were happen to the tax pretreatment, that would come back to the ClimateCo. Is there any -- are you restricted on any asset sales or just take us through some of those nuances?──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
t's a -- the answer to your question is no. There is no restrictions to us but it is a complex and nuance a full discussion is dependent on the situation and it's probably best left toward the end of the transaction or maybe into some disclosures but the answer to your question, no there is no restrictions about how we run the company going forward.
──────────────────────────────────────────────────────────Deane Michael Dray RBC Capital Markets, LLC, Research Division - AnalystGreat. Just last one just sort of a structural question for Sue. Is it fair to say there will be 3 segments reported in the climate company?──────────────────────────────────────────────────────────Susan K. Carter Ingersoll-Rand Plc - Senior VP & CFO
TBD, we'll do some work on how we want to structure all of that going forward, Dean. So don't have a definitive answer on that but we'll come back to you as soon as we do have one of those. And I'll also add to your previous question, the tax-free nature of this spin is really a condition of the actual transaction closing, not anything that would impact the Climate business. Now if the tax-free nature didn't happen, it would impact the transaction not ClimateCo. Just so you're clear.
──────────────────────────────────────────────────────────Michael W. Lamach Ingersoll-Rand Plc - Chairman & CEO
To piggyback on the segment question, I mean the way that we think about this is an opportunity to create an organization that is how we want to manage the organization, how we want to weave the organization as efficient and agile away as we possibly can and something segment related will pop out of that but you have got to go to the hard work of looking at all the signs going forward. Frankly, that's the exciting part of what we're doing. We really can take a clean sheet of paper and think pretty boldly about that and then how the segmentation is built out of that is the way we run the business.
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Additional Information and Where to Find It

In connection with the proposed transaction, Gardner Denver and Ingersoll Rand U.S. HoldCo, Inc. (“Ingersoll-Rand Industrial”) will file registration statements with the Securities and Exchange Commission (the “SEC”) registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll Rand shareholders are urged to read the prospectus and / or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/ or on Gardner Denver’s website at https://investors.gardnerdenver.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 26, 2019.

Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll Rand and Gardner Denver. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including , but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Gardner Denver and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Gardner Denver and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial, or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and ClimateCo achieving revenue and cost synergies; (8) inability of the combined company and ClimateCo to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Ingersoll Rand and Gardner Denver’s reports filed with the SEC, including Ingersoll Rand and Gardner Denver’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.